UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934

UTStarcom Holdings Corp.

(Name of Issuer)

Ordinary Shares, Par Value US$0.00375 per share

(Title of Class of Securities)

918076100

(CUSIP Number)

Gu Guoping Shanghai Phicomm Communication Co. Ltd. 3666 Sixian Road Songjiang District Shanghai, People’s Republic of China 011-86-21- 31183118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918076100

1.	Names of Reporting Persons.
GU GUOPING
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
5,000,000
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
5,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

13.7%
14.	Type of Reporting Person

IN

2

CUSIP No. 918076100

1.	Names of Reporting Persons.
Shanghai Phicomm Communication Co., Ltd.,
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
5,000,000
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
5,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

13.7%
14.	Type of Reporting Person

CO

3

CUSIP No. 918076100

1.	Names of Reporting Persons.
Phicomm Technology (Hong Kong) Co., Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
5,000,000
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
5,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

13.7%
14.	Type of Reporting Person

CO

4

CUSIP No. 918076100

1.	Names of Reporting Persons.
The Smart Soho International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
5,000,000
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
5,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

13.7%
14.	Type of Reporting Person

CO

5

The Statement on Schedule 13D filed December 14, 2015 (the “Statement”) filed by Mr. Gu Guoping, Shanghai Phicomm Communication Co., Ltd. (“Phicomm”), Phicomm Technology (Hong Kong) Co., Limited (“Phicomm HK”), The Smart Soho International Limited (“Smart Soho” or “Acquirer” and, together with Gu Guoping, Phicomm and Phicomm HK, the “Phicomm Group”) and Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership) (the “Fund”) relating to the Ordinary Shares, par value US$0.00375 per share (the “Ordinary Shares”) of UTStarcom Holdings Corp., a Cayman Islands corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed December 22, 2015 by the Phicomm Group and the Fund, by Amendment No. 2 thereto filed January 19, 2016 solely by the Phicomm Group, by Amendment No. 3 thereto filed May 5, 2016 by the Phicomm Group and the Fund, by Amendment No. 4 thereto filed July 6, 2016 by the Phicomm Group and by Amendment No. 5 thereto filed September 7, 2016 by the Phicomm group, is hereby further amended with respect to the items set forth below in this Amendment No. 6. The members of the Phicomm Group are sometimes referred to individually as a Filing Person and collectively as the “Filing Persons.” Otherwise, capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule is hereby amended and restated in its entirety to read as follows:

The aggregate amount paid by the Phicomm Group in connection with the purchase of the 5,000,000 Ordinary Shares held by the Acquirer was US$38,000,000.00, including certain additional amounts paid to the Sellers in consideration of various waivers and deferrals of the closing date under the Purchase Agreement previously agreed to by the Sellers. Acquirer obtained the funds utilized to pay the purchase price for such Ordinary Shares from the Fund, in exchange for 40% of the outstanding shares of the Acquirer. The Fund has informed the Filing Persons that it obtained such funds from its working capital. Acquirer obtained the funds used for the additional payments to Sellers from Phicomm HK, which obtained such funds from its working capital. For information regarding these payments, waivers and deferrals, see Amendments No. 2, No. 4 and. No. 5 to the Schedule 13D filed by the Phicomm Group on the respective dates set forth above.

Phicomm HK and the Fund acquired their shares of the Acquirer pursuant to a Capital Increase and Share Subscription Agreement dated December 2, 2015, between the Fund and Phicomm, Phicomm HK and the Acquirer, as amended by a Supplemental Agreement dated as of April 29, 2016 (as so amended, the “Subscription Agreement”). For certain information regarding the Subscription Agreement, please see Item 6 of this Schedule 13D as originally filed, and Item 6 of Amendment No. 3 to this Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule is hereby amended by the addition of the following information:

On October 31, 2016, Acquirer and Phicomm HK informed the Sellers that Acquirer would not complete the purchase of the remaining 6,739,932 Ordinary Shares under the Purchase Agreement, and the Purchase Agreement terminated in accordance with its terms without the completion of such purchase and sale. As a result of termination of the Purchase Agreement, Phicomm HK has been released from its guarantee of the Acquirer’s obligations to the Sellers under the Purchase Agreement, the restrictions on transfer of the Ordinary Shares held by the Phicomm Group set forth therein have terminated, and none of the parties thereto have any further liability or obligation to any other party under the Purchase Agreement. In addition, because the Purchase Agreement was terminated without payment of the remainder of the purchase price to the Sellers thereunder, the conditions set forth in resolutions adopted by the Issuer’s board of directors for expansion of the board to eight persons and election as directors of four additional Phicomm designees have not been fulfilled. Accordingly, the Issuer’s board continues to consist of six directors, Mr. GU Guoping has resigned from the Issuer’s board of directors, effective on 31 October, 2016, and none of Phicomm’s other proposed designees as directors of the Issuer have become directors of the Issuer.

6

Although the Phicomm Group did not complete its purchase of the remaining 6,739,932 Ordinary Shares from Sellers, Phicomm, as a significant and active shareholder holding approximately 13.7% of the Issuer’s Ordinary Shares, intends to continue to discuss with the Issuer potential areas for future cooperation with the goal of improving the Issuer’s business and financial performance. Phicomm anticipates that these discussion will include examination and exploration of possible approaches to increase the Issuer’s business volume and coverage around the world, and to make investments in areas that may include but may not be limited to network products and hardware, smart home products, cloud service, and artificial intelligence and robots. Such cooperation may involve an examination of possible synergies within respective business and investment portfolios of the Issuer and Phicomm. Such discussions could include, but would not be limited to, the business, operations, investment strategy and portfolio, financial condition, governance, management, and future plans of the Issuer as well as any other matters which Phicomm believes could be relevant to preserving and increasing the value of its investment in the Issuer’s Ordinary Shares and efforts to increase shareholder value generally.

The Phicomm Group has not developed specific topics for such discussions or prepared or developed any specific plans or proposals relating to the Issuer, but they believe that possible matters for examination or exploration could include, among other possibilities, acquisitions or business combinations by the Issuer, revision of the Issuer’s investment direction and criteria, greater attention to asset management, and expansion of the Issuer’s sales and marketing efforts in attractive markets where the Issuer does not currently have extensive operations or sales. However, the Phicomm Group cannot predict whether any of the foregoing activities will ultimately result in plans or proposals that would be presented to the Issuer or its board or shareholders, and they have not entered into any contracts or made any commitments with respect to any of the foregoing matters.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule is hereby amended and restated in its entirety to read as follows:

On the date of this Schedule 13D, the Phicomm Group is the beneficial owner of 5,000,000 Ordinary Shares, constituting approximately 13.7% of the Issuer’s Ordinary Shares. Such percentage beneficial ownership has been calculated based upon 36,460,201 Ordinary Shares outstanding on March 31, 2016, as stated in Item 6E of the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2016. All of such 5,000,000 Ordinary Shares are issued and outstanding and owned directly by Acquirer.

As the indirect owner (through Phicomm HK) of 60% of the voting ordinary shares of the Acquirer, Phicomm may be deemed to possess indirect voting and dispositive power over the Ordinary Shares owned by the Acquirer and therefore may be deemed to be a beneficial owner of all such shares. As the Chief Executive Officer, a director and the controlling shareholder of Phicomm, Mr. Gu Guoping may also be deemed to possess indirect voting and dispositive power over the Ordinary Shares owned by the Acquirer, and thus also to be a beneficial owner of all such shares. Phicomm’s and Mr. Gu Guoping’s exercise of their indirect voting and dispositive powers over the Ordinary Shares held by Acquirer are subject to the limitations set forth in the following paragraph.

7

Under the Acquirer’s Memorandum and Articles of Association (the “M&A”), any merger or consolidation of the Acquirer must be approved by a special resolution (i.e., a two-thirds vote of shareholders), so that the Fund’s approval of such actions is required, and any transfer or other disposition of the outstanding shares of the Acquirer by any shareholder must be approved by all of the members of the Acquirer. Under the Subscription Agreement, any transfer of Phicomm HK’s shares of the Acquirer requires the prior consent of the Fund. The Fund’s rights under (i) the Acquirer’s M&A to consent to a merger or consolidation of the Acquirer and (ii) under the Acquirer’s M&A and the Subscription Agreement to consent to transfers of the shares of Acquirer, may be deemed to provide the Fund with the indirect power to consent to dispositions of the Ordinary Shares owned by the Acquirer. In addition, under the Subscription Agreement, any transfer of the Issuer’s Ordinary Shares by Acquirer also requires the Fund’s consent. The Fund’s possession of such indirect and direct consent rights with respect to transfers of the Issuer’s Ordinary Shares held by Acquirer may be deemed to provide the Fund with beneficial ownership of such Ordinary Shares in the form of shared dispositive power over such Ordinary Shares. For information with respect to arrangements under which the Fund could become the sole beneficial owner of the Ordinary Shares held by the Acquirer, see Item 6 of this Schedule 13D (Amendment No. 6).

Except as reported herein, and other than termination of the Purchase Agreement effective October 31, 2016 by Acquirer, Phicomm HK and the Sellers, resulting in termination of Acquirer’s contractual rights to acquire 6,739,932 Ordinary Shares from the Sellers, none of the Filing Persons beneficially owns any Ordinary Shares or has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D (Amendment No. 6). In addition, except as so reported to the knowledge of the members of the Phicomm Group, (i) none of their respective officers or directors, and (ii) none of the officers and directors of the Fund, beneficially owns any Ordinary Shares or has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D (Amendment No. 6).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule is hereby amended by the addition of the following information:

For a description of the consequences of termination of the Purchase Agreement, see Item 4. Such description is qualified in its entirety by reference to the complete Purchase Agreement, as amended, which is an exhibit to the Filing Parties’ Schedule 13D.

8

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2016

SHANGHAI PHICOMM COMMUNICATION CO., LTD.

By:	/s/	Gu Guoping
Name:		Gu Guoping
Title:		Chief Executive Officer

PHICOMM TECHNOLOGY (HONG KONG) CO., LIMITED.

By:	/s/	Gu Guoping
Name:		Gu Guoping
Title:		Sole Director

THE SMART SOHO INTERNATIONAL LIMITED

By:	/s/	Gu Guoping
Name:		Gu Guoping
Title:		Sole Director

GU GUOPING, individually

/s/		Gu Guoping
Name:		Gu Guoping